Exhibit 99.1

PRESS RELEASE

Magic Reports Strong Momentum with Record-Breaking Operational Results and Announces Distribution of Cash Dividend of $7.6 Million for the First Half of 2018

Company achieves record-breaking operating income of $8.0 million (up 26% year over year) and Non-GAAP operating income of $9.8 million (up 9% year over year) for the second quarter of 2018

Or Yehuda, Israel, August 8, 2018 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms solutions and IT consulting services, announced today its financial results for the sixth months and second quarter ended June 30, 2018.

Financial Highlights for the Second Quarter Ended June 30, 2018

●	Revenues for the second quarter increased 7% to $70.2 million compared to $65.5 million in the same period last year.

●	Operating income for the second quarter increased 26% to $8.0 million compared to $6.3 million in the same period last year.

●	Non-GAAP operating income for the second quarter increased 9% to $9.8 million compared to $9.0 million in the same period last year.

●	Net income attributable to Magic’s shareholders for the second quarter increased 60% to $5.7 million, or $0.12 per fully diluted share, compared to $3.6 million, or $0.08 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic’s shareholders for the second quarter increased 22% to $7.0 million, or $0.16 per fully diluted share, compared to $5.7 million, or $0.13 per fully diluted share, in the same period last year.

Financial Highlights for the Six-Month Period Ended June 30, 2018

●	Revenues for the first half of 2018 increased 11% to $139.9 million compared to $126.2 million in the same period last year.

●	Operating income for the first half increased 23% to $15.6 million compared to $12.7 million in the same period last year.

●	Non-GAAP operating income for the first half of 2018 increased 12% to $19.5 million compared to $17.4 million in the same period last year.

●	Net income attributable to Magic’s shareholders for the first half increased 31% to $10.3 million, or $0.23 per fully diluted share, compared to $7.8 million, or $0.18 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic’s shareholders for the first half increased 15% to $13.2 million, or $0.30 per fully diluted share, compared to $11.5 million, or $0.26 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the first half of 2018 amounted to $16.1 million compared to $14.5 million in the same period last year.

●	As of June 30, 2018, Magic’s net cash, cash equivalents, short-term bank deposits and marketable securities, offset by financial liabilities, amounted to $56.4 million.

●	Magic is reiterating its fiscal year 2018 guidance issued in February for full year revenues of between $283 million to $293 million on a constant currency basis, reflecting annual growth of 10% to 14%.

Declaration of Dividend for the First Half of 2018

In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in the amount of $0.155 per share and in the aggregate amount of about $7.6 million, reflecting approximately 75% of its distributable profits for the first half of 2018.

The dividend is payable on September 5, 2018 to all of the Company’s shareholders of record at the close of the NASDAQ Global Select Market on August 22, 2018.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“This quarter’s strong financial results demonstrate that Magic is continuing its impressive forward momentum with growth in both revenues and profits across all of our markets and regions. Our record-breaking first half results for 2018 confirm that our strategic business initiatives are paying off.

“We launched our latest cutting-edge technology in the low-code application development arena, which is already gaining a great deal of positive interest throughout the industry.

“We are expanding on our important partnerships in the fast growing integration market and will continue to invest in our business with new and existing clients, as well as in our other growth areas, including mobile, cloud and big data, to deliver increasing value to both our clients and shareholders.”

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Conference Call Details

Magic’s management will host a conference call on Wednesday, August 8, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-407-2553

UK: 0-800-917-5108

ISRAEL: 03-918-0610

ALL OTHERS: +972-3-918-0610

For those unable to join the live call, a replay of the call will be available for three months, under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

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Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests.

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Debbie Sarig, PR & Content Manager

Magic Software Enterprises

ir@magicsoftware.com

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MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited		Unaudited
Revenues	$70,221	$65,479	$139,947	$126,240
Cost of Revenues	48,216	44,718	94,728	85,779
Gross profit	22,005	20,761	45,219	40,461
Research and development, net	1,597	1,907	3,118	3,523
Selling, marketing and general and administrative expenses	12,423	12,514	26,550	24,259
Total operating costs and expenses	14,020	14,421	29,668	27,782
Operating income	7,985	6,340	15,551	12,679
Financial income (expenses), net	249	(595)	447	(822)
Income before taxes on income	8,234	5,745	15,998	11,857
Taxes on income	1,434	1,584	3,410	2,834
Net income	$6,800	$4,161	$12,588	$9,023
Net income attributable to redeemable non-controlling interests	(684)	(414)	(1,417)	(872)
Net income attributable to non-controlling interests	(397)	(163)	(873)	(304)
Net income attributable to Magic’s shareholders	$5,719	$3,584	$10,298	$7,847

Net earnings per share
Basic	$0.12	$0.08	$0.23	$0.18
Diluted	$0.12	$0.08	$0.23	$0.18

Weighted average number of shares used in computing net earnings per share

Basic	44,489	44,432	44,489	44,410
		.
Diluted	44,631	44,593	44,633	44,576

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Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Six months ended
	June 30,				June 30,
	2018		2017		2018		2017
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$70,221	100%	$65,479	100%	$139,947	100%	$126,240	100%
Gross profit	23,444	33.4%	22,250	34.0%	48,009	34.3%	43,635	34.6%
Operating income	9,820	14.0%	8,978	13.7%	19,527	14.0%	17,359	13.8%
Net income attributable to Magic’s shareholders	7,000	10.0%	5,749	8.8%	13,151	9.4%	11,478	9.1%

Basic earnings per share	$0.16		$0.13		$0.30		$0.26
Diluted earnings per share	$0.16		$0.13		$0.30		$0.26

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MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited		Unaudited

GAAP gross profit	$22,005	$20,761	$45,219	$40,461
Amortization of capitalized software and acquired technology	1,308	1,334	2,528	2,835
Amortization of other intangible assets	130	153	260	334
Stock-based compensation	1	2	2	5
Non-GAAP gross profit	$23,444	$22,250	$48,009	$43,635

GAAP operating income	$7,985	$6,340	$15,551	$12,679
Gross profit adjustments	1,439	1,489	2,790	3,174
Amortization of other intangible assets	1,453	1,584	2,933	3,178
Increase in valuation of contingent consideration related to acquisitions	36	444	140	444
Capitalization of software development	(1,095)	(890)	(1,893)	(2,140)
Stock-based compensation	2	11	6	24
Non-GAAP operating income	$9,820	$8,978	$19,527	$17,359

GAAP net income attributable to Magic’s shareholders	$5,719	$3,584	$10,298	$7,847
Operating income adjustments	1,835	2,638	3,976	4,680
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(348)	(367)	(731)	(765)
Deferred taxes on the above items	(206)	(106)	(392)	(284)
Non-GAAP net income attributable to Magic’s shareholders	$7,000	$5,749	$13,151	$11,478

Non-GAAP basic net earnings per share	$0.16	$0.13	$0.30	$0.26
Weighted average number of shares used in computing basic net earnings per share	44,489	44,432	44,489	44,410

Non-GAAP diluted net earnings per share	$0.16	$0.13	$0.30	$0.26
Weighted average number of shares used in computing diluted net earnings per share	44,632	44,595	44,633	44,578

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MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$78,220	$76,076
Short-term bank deposits	1,099	732
Marketable securities	11,919	14,138
Trade receivables, net	81,165	82,051
Other accounts receivable and prepaid expenses	10,874	8,643
Total current assets	183,277	181,640

LONG-TERM RECEIVABLES:
Severance pay fund	3,101	3,226
Deferred tax assets	3,017	2,990
Other long-term receivables	4,607	2,015
Total long-term receivables	10,725	8,231

PROPERTY AND EQUIPMENT, NET	3,191	3,468
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	141,798	149,200

TOTAL ASSETS	$338,991	$342,539

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$9,316	$9,771
Trade payables	13,026	12,185
Accrued expenses and other accounts payable	26,244	27,789
Liabilities due to acquisition activities	1,080	3,906
Deferred revenues and customer advances	9,082	5,586
Total current liabilities	58,748	59,237

NON-CURRENT LIABILITIES:
Long-term debt	25,491	27,814
Deferred tax liability	10,937	11,331
Long-term liabilities due to acquisition activities	108	581
Accrued severance pay	3,856	4,174
Total non-current liabilities	40,392	43,900

REDEEMABLE NON-CONTROLLING INTERESTS	25,615	25,839

EQUITY:
Magic Software Enterprises equity	210,276	210,281
Non-controlling interests	3,960	3,282
Total equity	214,236	213,563

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$338,991	$342,539

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MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the six months ended June 30,
	2018	2017
	Unaudited

Cash flows from operating activities:

Net income	$12,588	$9,023
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,346	6,891
Stock-based compensation	8	30
Amortization of marketable securities premium and accretion of discount	125	134
Gains reclassified into earnings from marketable securities	-	(106)
Increase in trade receivables, net	(3,864)	(8,557)
Increase in other long-term and short-term accounts receivable and prepaid expenses	(2,243)	(1,376)
Increase in trade payables	1,117	64
Change in value of loans	(1,456)	3,049
Increase (decrease) in accrued expenses and other accounts payable	(137)	1,495
Increase in deferred revenues	3,766	4,199
Change in deferred taxes, net	(164)	(371)
Net cash provided by operating activities	16,086	14,475

Cash flows from investing activities:

Capitalized software development costs	(1,893)	(2,140)
Purchase of property and equipment	(400)	(872)
Cash paid in conjunction with acquisitions, net of acquired cash	(3,484)	(3,808)
Proceeds from maturity of marketable securities	2,000	2,225
Investment in marketable securities and short-term bank deposits	(367)	(2,589)
Short-term loan to a related-party	-	1,183
Net cash used in investing activities	(4,144)	(6,001)

Cash flows from financing activities:

Proceeds from exercise of options by employees	2	332
Dividend paid	(5,977)	(3,697)
Dividend paid to non-controlling interests	-	(209)
Dividend paid to redeemable non-controlling interests	(1,413)	(1,251)
Short-term credit, net	-	497
Change in short-term and long-term loan from banks, net	(1,004)	6,329
Net cash provided by (used in) financing activities	(8,392)	2,001

Effect of exchange rate changes on cash and cash equivalents	(1,406)	1,505

Increase in cash and cash equivalents	2,144	11,980
Cash and cash equivalents at the beginning of the year	76,076	75,314
Cash and cash equivalents at the end of the period	$78,220	$87,294

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